[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Ardelyx, Inc. with respect to portions of this letter.

June 2, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey P. Riedler, Assistant Director
Matt Jones
Tabatha McCullom
Joel Parker

140 Scott Drive

Menlo Park, California 94025

Tel: +1.650.328.4600     Fax: +1.650.463.2600

www.lw.com

FIRM / AFFILIATE OFFICES

Abu Dhabi	Milan
Barcelona	Moscow
Beijing	Munich
Boston	New Jersey
Brussels	New York
Chicago	Orange County
Doha	Paris
Dubai	Riyadh
Düsseldorf	Rome
Frankfurt	San Diego
Hamburg	San Francisco
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.

FOIA Confidential Treatment Requested

Under 17 C.F.R §200.83

Re:	Ardelyx, Inc.
Stock-Based Compensation
Registration Statement on Form S-1 (File No. 333-196090)

Ladies and Gentleman:

On behalf of Ardelyx, Inc. (the “Company”), we submit this letter (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 with the Commission on May 19, 2014 (the “Registration Statement”). The purpose of this Letter is to provide supplemental information to the Staff in respect of the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing an amendment to the Registration Statement. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in the Letter.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” included on pages 66 through 68 of the Registration Statement.

The Company supplementally advises the Staff that while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors and reflecting the input from the lead underwriters for its initial public offering (the “Underwriters”), the Company currently anticipates a price range of $[***] to $[***] per share for the Company’s common stock (the

CONFIDENTIAL TREATMENT REQUESTED BY

ARDELYX, INC.

ARDX-1001

June 2, 2014

“Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any reverse stock split that the Company will give effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company will implement a reverse stock split, which, for purposes of this Letter, the Company currently estimates to be approximately [***] to [***]. This reverse stock split would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

As previously disclosed, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

The Company has historically utilized the probability-weighted expected return method (“PWERM”) in combination with the option pricing method (“OPM”) as a hybrid method (“Hybrid Method”), each an accepted valuation method under the AICPA Practice Guide, for determining the fair value of its common stock. The PWERM is a scenario-based analysis that estimates the value per share of common stock based on the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices of derivatives. The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios. At each grant date, the Company’s Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the fair value of its common stock.

DISCUSSION OF RECENT FAIR VALUE DETERMINATIONS

On March 21, 2014, the Company determined the fair value of its common stock to be $1.47 per share (the “March 21 Estimated Fair Value Per Share”). This determination was based in part on a third-party valuation conducted as of March 1, 2014 (the “March 1 Valuation”) utilizing the Hybrid Method and the Board of Directors’ determination that there were no material changes to the business or required adjustments to the estimated fair value of its common stock since March 1, 2014.

For purposes of the March 1 Valuation, the Company anticipated a thirty percent (30%) probability of an IPO event to occur in mid-2014. However, the likelihood of the Company consummating an IPO was not certain, and due to market uncertainty and various strategic business factors, the Company also considered alternative scenarios for the Company.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Ardelyx, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ARDELYX, INC.

ARDX-1002

June 2, 2014

On May 15, 2014, the Company determined the fair value of its common stock to be $1.68 per share (the “Estimated Fair Value Per Share”). This determination was based in part on a third-party valuation conducted as of March 31, 2014 (the “March 31 Valuation” and together with the March 1 Valuation, the “Valuations”) utilizing the Hybrid Method. For purposes of the Estimated Fair Value Per Share, the Company anticipated a relatively substantial probability of an IPO event to occur in mid-2014 increasing the probability from the March 1 Valuation from 30% to 50%. However, the likelihood of the Company consummating an IPO in the near-term was not certain, and due to market uncertainty and various strategic business factors, the Company also considered alternative scenarios for the Company. Ultimately, the Company determined each of the March 21 Estimated Fair Value Per Share and the Estimated Fair Value Per Share assuming three (3) potential future events:

(i) an initial public offering in mid-2014 (the “2014 IPO”);

(ii) a strategic merger or sale of the Company in mid-2014 (the “2014 Sale”); and

(iii) the Company continuing to remain privately held (“Stay Private”).

For each of the potential future liquidity events, the Company estimated an equity value at the time of the liquidity event, an equity value discounted to present value, a common stock per share value, and a probability weighting of the applicable liquidity event. For the Stay Private scenario, the Company estimated an equity value based on a discounted cash flow model and applied a discount for lack of marketability (a “DLOM”) to the derived per share price for that scenario, as it contemplates the Company remaining as a closely held, non-public company with no ready market for its shares. The Company then calculated a probability-weighted common stock per share value.

The following table sets forth the results of the Hybrid Method used to determine the March 21 Estimated Fair Value Per Share (in millions, except per share data)

March 21 Estimated Fair Value Per Share	2014 IPO		2014 Sale		Stay Private
Equity Value (PV)	$	[***]	$	[***]	$	[***]
Common Stock Per Share Value (PV)	$	[***]	$	[***]	$	[***]
Probability weighting		30.0%		20.0%		50.0%
Probability Weighted Equity Value			$	[***]
Estimated Fair Value Per Share (pre-DLOM for Stay Private)			$	[***]
March 21 Estimated Fair Value Per Share				$1.47

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Ardelyx, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ARDELYX, INC.

ARDX-1003

June 2, 2014

The following table sets forth the results of the Hybrid Method used to determine the Estimated Fair Value Per Share (in millions, except per share data):

Estimated Fair Value Per Share	2014 IPO		2014 Sale		Stay Private
Equity Value (PV)	$	[***]	$	[***]	$	[***]
Common Stock Per Share Value (PV)	$	[***]	$	[***]	$	[***]
Probability weighting		50.0%		20.0%		30.0%
Probability Weighted Equity Value			$	[***]
Estimated Fair Value Per Share (pre-DLOM for Stay Private)			$	[***]
Estimated Fair Value Per Share				$1.68

To determine the equity values for the 2014 IPO scenario, the Company utilized a blended valuation based on both (i) a range of pre-IPO equity values from an analysis of valuations of comparably sized biotechnology companies that completed their respective IPOs and (ii) a market based approach from an analysis of comparably sized publicly trading biotechnology companies in a similar stage of development. To determine the equity value for the 2014 Sale scenario, the Company derived a range of equity values from an analysis of the valuations of comparably sized biotechnology companies at the time of their acquisitions.

The Company believes that the potential liquidity events used in the Valuations and the probability weighting of each liquidity event was reasonable and appropriate at the time, in light of the Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions. The timing of these future liquidity event scenarios was determined based primarily on input from the Company’s board of directors and management.

Prior to March 21, 2014, the last date that the Company determined the fair value of its common stock for purposes of granting stock options was July 18, 2013.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The prices per share above do not reflect any reverse stock split that the Company might give effect to in the preliminary prospectus.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Ardelyx, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ARDELYX, INC.

ARDX-1004

June 2, 2014

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of product development and/or with product candidates to treat a similar indication, (b) a comparison of comparable company valuations at the time of their IPO; and (c) a comparison of the valuation increases for comparable companies at the time of their IPO. The following table summarizes the Company’s anticipated Pre-Offering Equity Values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End		Mid-Point		High-End
Pre-Offering Equity Value	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value per Share	$	[***]	$	[***]	$	[***]

COMPARISON OF IPO PRICE RANGE AND ESTIMATED FAIR VALUE

As compared, the Preliminary Assumed IPO Price (mid-point of the Preliminary IPO Price Range) is basically identical to the Estimated Fair Value Per Share. In addition, the probability weighted equity value prior to the application of the DLOM ($[***] million, bolded in the table on page 4 for emphasis) and the pre-offering enterprise value at the Preliminary Assumed IPO Price ($[***] million, bolded in the table above for emphasis) differ by only 0.1%.

As compared, the March 21 Estimated Fair Value Per Share is within the Preliminary IPO Price Range. The primary factor that accounts for the increase of the Preliminary Assumed IPO Price over the March 21 Estimated Fair Value Per Share is the difference in valuation methodology. In particular, because the PWERM methodology utilizes a probability-weighted approach (as outlined above), the March 21 Estimated Fair Value Per Share is inherently decreased due to the potential for scenarios other than the 2014 IPO scenario. Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event and does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the IPO. As noted above, the primary factor that contributes to the increase in the Estimated Fair Value Per Share over the March 21 Estimated Fair Value Per Share is the shifting of increased probability to the 2014 IPO scenario away from the Stay Private scenario.

CONCLUSION

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of the Hybrid Method, which is an accepted valuation method under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in its fair value analysis was reasonable at the time, in light of the Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions

In light of the Preliminary IPO Price Range, in particular, the comparison of the Preliminary Assumed IPO Price and the Estimated Fair Value Per Share, the Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Ardelyx, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ARDELYX, INC.

ARDX-1005

June 2, 2014

Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Michael Raab, Ardelyx, Inc.

Elizabeth Grammer, Ardelyx, Inc.

Alan C. Mendelson, Latham & Watkins LLP

Mark V. Roeder, Latham & Watkins LLP

David Saul, Ropes & Gray LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Ardelyx, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

ARDELYX, INC.

ARDX-1006